 Filed pursuant to General Instruction II.L
   of Form F-10; File No. 333-256717
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement together with the accompanying short form base shelf prospectus dated June 10, 2021 and each document (or part thereof) incorporated by reference therein as of the date of this prospectus supplement for the purposes of the distribution of the securities to which this prospectus supplement pertains constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from VIQ Solutions Inc. at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1, telephone, (905) 948-8266, and are also available electronically at www.sedar.com.
PROSPECTUS SUPPLEMENT
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED JUNE 10, 2021
New IssueSeptember 13, 2021
VIQ Solutions Inc.
US$17,999,999.50
4,235,294 Units
This prospectus supplement (the “Prospectus Supplement”) of VIQ Solutions Inc. (the “Corporation”, “VIQ”, “us”, “we” or “our”), together with the short form base shelf prospectus dated June 10, 2021 to which it relates (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) of 4,235,294 units of the Corporation (the “Units”), directly to certain institutional purchasers (the “Purchasers”), at a price of US$4.25 per Unit (the “Offering Price”).
Each Unit is comprised of (i) one common share of the Corporation (each, a “Unit Share”) and (ii) one-half of one common share purchase warrant of the Corporation (each whole warrant, a “Warrant”). Each whole Warrant will entitle the holder to purchase one common share of the Corporation (each, a “Warrant Share”) at an exercise price of US$5.00 per Warrant Share beginning on the six month anniversary of the date of issuance and will expire five years from the date of issuance, subject to adjustment in certain circumstances. The Units will separate into Unit Shares and Warrants, as applicable, immediately upon distribution and the Unit Shares and Warrants will be issued separately. See “Description of Securities Being Distributed”. This Prospectus Supplement also qualifies for distribution 2,117,647 Warrant Shares issuable from time to time on exercise of the Warrants.
The Corporation has retained A.G.P./Alliance Global Partners (the “Placement Agent”) to act as its exclusive placement agent in the United States for the Offering, and has entered into a placement agent agreement dated September 13, 2021 (the “Agency Agreement”) with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Units offered pursuant to this Prospectus Supplement. The Units will be sold directly to the Purchasers pursuant to a securities purchase agreement dated September 13, 2021 between the Corporation and the Purchasers (the “Purchase Agreement”). The Offering Price was determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the common shares of the Corporation (the “Common Shares”). The Corporation has agreed to pay the Placement Agent the placement agent fee set forth in the table below. It is expected that the closing of the Offering (the “Closing”) will occur on September 15, 2021 or such later date as the Corporation, the Placement Agent and the Purchasers may agree (the “Closing Date”). See “Plan of Distribution”.
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (“Nasdaq”) under the symbol “VQS”. On September 10, 2021, the last trading day prior to the date of this Prospectus Supplement, the closing price of the Common Shares on the TSX and Nasdaq was C$6.01 or US$4.758 and C$6.006 or US$4.755, respectively (based on the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, of C$1.00 = US$0.7917. The Corporation has applied to list the Unit Shares and Warrant Shares on the TSX and the Nasdaq. Listing of the Unit Shares and Warrant Shares will be subject to the Corporation fulfilling the listing requirements of the TSX and Nasdaq, respectively.
There is no established public trading market for the Warrants and the Corporation does not expect a market to develop, and Purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. In addition, the Corporation does not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.
	Price: US$4.25 per Unit
	Price to the Public		Placement Agent’s Fee(1)		Net Proceeds to the Corporation(2)
Per Unit	US$	4.25	US$	0.27625	US$	3.97375
Total Offering	US$	17,999,999.50	US$	1,169,999.97	US$	16,829,999.53
Notes:
1)
The Corporation has agreed to pay the Placement Agent a cash fee (the “Placement Agent’s Fee”) equal to 6.5% of the gross proceeds from the Offering. See “Plan of Distribution”.

2)
After deducting the Placement Agent’s Fee, but before deducting the expenses of the Offering, estimated to be approximately US$430,000, which will be paid from the proceeds of the Offering.

The Offering is being made in the United States only pursuant to the Corporation’s registration statement on Form F-10 (File No. 333-256717) filed with the United States Securities and Exchange Commission (the “SEC”) on June 10, 2021 (the “Registration Statement”), of which this Prospectus Supplement forms a part. The Units are not being offered for sale to the public in Canada under this Prospectus Supplement. This Prospectus Supplement and the accompanying Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.
The delivery of the Unit Shares to the Purchasers will be settled under the book-based system through the facilities of The Depository Trust Company (“DTC”), or by such other means as the Corporation and the Purchasers may agree. Unless otherwise determined by the Corporation and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Units are purchased. Certificates representing the Warrants will be in definitive form and available for delivery to purchasers at closing of the Offering.
Investing in the Units involves significant risks. You should carefully review and evaluate the risks contained in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein before purchasing the Units. See “Forward-Looking Information” and “Risk Factors”.
Placement Agent
A.G.P.

Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION OR ANY U.S. REGULATORY AUTHORITY NOR HAVE THESE AUTHORITIES PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The Offering is made in the United States by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (the “MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and such financial statements are subject to Canadian generally accepted auditing standards. As a result, such financial statements may not be comparable to financial statements of United States companies.
No underwriter or agent has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors may be residents of Canada, that some of the experts named herein may be residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.
The Corporation’s head and registered office is located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.

TABLE OF CONTENTS — PROSPECTUS SUPPLEMENT

S-i

TRADING PRICE AND VOLUME	20
RISK FACTORS	20
INTERESTS OF EXPERTS	22
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES	23
STATUTORY RIGHT OF RESCISSION	23

S-ii

NOTICE TO READERS
General Matters
In this Prospectus Supplement, and unless the context provides otherwise, the “Corporation”, “VIQ”, “we”, “us” and “our” refers to VIQ Solutions Inc. and its consolidated subsidiaries.
About this Prospectus Supplement
This document is in two parts. The first part is this Prospectus Supplement, which describes the terms of the Offering and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering.
You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the registration statement of which this Prospectus Supplement and the Shelf Prospectus form a part. The Corporation has not authorized anyone to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein). The Corporation takes no responsibility for and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Units, Unit Shares, Warrants or Warrant Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), you should rely on the information in this Prospectus Supplement. The Units are not being offered in any jurisdiction where the offer or sale is not permitted.
Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates.
This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Corporation does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.
This Prospectus Supplement and the documents incorporated by reference herein include certain terms or performance measures that are not defined under or not prepared in accordance with IFRS, such as Adjusted EBITDA. “Adjusted EBITDA” is a non-IFRS financial measure, is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation and accordingly might not be comparable to similar financial measures disclosed by other issuers. The Corporation believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate its operating performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures should be read in conjunction with the financial statements incorporated by reference herein. For a description of the methodology used to calculate these non-IFRS measures, see “Non-IFRS Measures” and “Reconciliation of Non-IFRS Measures” in our Annual MD&A (as defined herein) and Interim MD&A (as defined herein) as available on SEDAR at www.sedar.com and which are incorporated by reference herein.
This Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference herein and therein contain corporate names, product names, trade names, trademarks and service marks of the Corporation and other organizations, all of which are the property of their respective owners. In this Prospectus Supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein, contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.
Unless otherwise indicated, information contained in this Prospectus Supplement assumes or reflects no exercise of outstanding convertible securities of the Corporation and no vesting and settlement of outstanding restricted share units.
The information contained on, or accessible through, the Corporation’s website is not incorporated by reference into this Prospectus Supplement and is not, and should not be considered to be, a part of this Prospectus Supplement unless it is explicitly so incorporated.
FORWARD-LOOKING INFORMATION
This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information relating to:
•
the intention of the Corporation to complete any offering of Units on the terms and conditions described herein and the aggregate amount of the total proceeds that the Corporation will receive pursuant to the Offering;

•
the anticipated Closing Date of the Offering;

•
the Corporation’s expected use of the net proceeds raised from any sales of Units in connection with the Offering;

•
the proposed listing of any of the Unit Shares or Warrant Shares on the TSX or the Nasdaq; and

•
the intention of the Corporation not to pursue a listing of the Warrants.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.
An investment in securities of the Corporation is speculative and subject to a number of risks including the risks discussed under the heading “Risk Factors” in this Prospectus Supplement and the Shelf Prospectus, and on pages 12 to 20 of the Corporation’s annual information form dated April 30, 2021 (the “AIF”). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
In connection with the forward-looking information and forward-looking statements contained in this Prospectus Supplement, the Corporation has made certain assumptions, including, but not limited to: (a) the demand for the Corporation’s products and services and fluctuations in future revenues; (b) sufficiency of current working capital to support future operating and working capital requirements; (c) equity and debt markets continuing to provide the Corporation with access to capital on terms acceptable to it; (d) general economic trends and conditions, and (e) the accuracy of the Corporation’s forecasts and projections.

Although the Corporation believes that the assumptions and factors used in preparing and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus Supplement are made as of the date of this Prospectus Supplement. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including:
•
risks related to the COVID-19 pandemic;

•
the Corporation has a history of operating losses and negative cash flows and may never achieve consistent profitability, which may adversely affect its ability to continue as a going concern;

•
the issuance of additional equity securities could cause the Corporation’s shareholders to suffer significant dilution;

•
an investment in the Units is speculative and involves a high degree of risk;

•
the Corporation has broad discretion in the use of the net proceeds from the Offering and may not use the net proceeds effectively;

•
there is no assurance of a liquid trading market for the Common Shares in the future;

•
the market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control;

•
the Corporation may be unable to procure sufficient capital to fund its operations;

•
the Corporation does not have a history of payment of cash dividends or distributions on its Common Shares, and does not anticipate paying any cash dividends on the Common Shares in the foreseeable future; and

•
there is no established public trading market for the Warrants.

You should also carefully consider the matters discussed under “Risk Factors” in this Prospectus Supplement. We also urge you to refer to the headings “Risk Factors” and “Forward-Looking Information” in the Shelf Prospectus, “Risk Factors” and “Forward-Looking Statements” in the AIF and the headings “Cautionary Note Regarding Forward-Looking Information” and “Forward-Looking Statements” and “Risk Factors” in the Annual MD&A and Interim MD&A, each as incorporated by reference herein, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Corporation. Copies of these documents are available without charge from the Corporation or electronically under the Corporation’s profile on SEDAR at www.sedar.com, and as part of the Registration Statement which is available on EDGAR at www.sec.gov.
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION
This Prospectus Supplement and the documents incorporated by reference herein contain references to the Canadian dollar and United States dollar. Unless otherwise indicated in this Prospectus Supplement, all references to “US$” refer to United States dollars and all references to “C$” refer to Canadian dollars.
The high, low, average and closing daily exchange rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Corporation ended June 30, 2021, December 31, 2020 and December 31, 2019, as published by the Bank of Canada, were as follows:
	Six months ended June 30, 2021	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in United States dollars per C$1.00)
High	0.8306	0.7863	0.7699
Low	0.7795	0.6898	0.7353
Average	0.8023	0.7461	0.7537
Closing	0.8068	0.7854	0.7699

On September 10, 2021, being the last trading day prior to the filing of this Prospectus Supplement, the daily closing exchange rate for the conversion of United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was C$1.00 = US$0.7917.
MARKETING MATERIALS
Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) used in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Corporation’s profile on SEDAR at www.sedar.com before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or deemed to be incorporated, by reference in the Shelf Prospectus for the purpose of the Offering and reference should be made to the Shelf Prospectus for full particulars thereof.
The following documents filed by the Corporation with securities commissions or similar authorities in each of the provinces of Canada except for Québec are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus Supplement:
(a)
the AIF;

(b)
the audited consolidated financial statements of the Corporation as at December 31, 2020 and 2019 together with the notes thereto and the report of independent auditor thereon;

(c)
the management’s discussion and analysis of the Corporation for the years ended December 31, 2020 and 2019 (the “Annual MD&A”);

(d)
the interim financial statements of the Corporation as at and for the three and six month periods ended June 30, 2021 and 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)
the management’s discussion and analysis of the Corporation for the three and six month periods ended June 30, 2021 and 2020 (the “Interim MD&A”);

(f)
the material change report of the Corporation dated August 12, 2021 with respect to the Corporation electing not to proceed with a previously announced public offering;

(g)
the management information circular of the Corporation dated June 1, 2020 prepared in connection with the annual and special meeting of shareholders of the Corporation held on July 7, 2020; and

(h)
the management information circular of the Corporation dated March 23, 2021 prepared in connection with the annual and special meeting of shareholders of the Corporation held on April 29, 2021.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into the Shelf Prospectus and this Prospectus Supplement, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and before the expiry of the Shelf Prospectus, are deemed to be incorporated by reference in the Shelf Prospectus and this Prospectus Supplement.
In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F or Form 20-F (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. In addition, the Corporation may incorporate by reference into the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, other information from documents that the Corporation will file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.
Documents referenced in any of the documents incorporated by reference in the Shelf Prospectus or this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.
Any statement contained in the Shelf Prospectus or this Prospectus Supplement, or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Shelf Prospectus to the extent that a statement contained herein, in this or any future Prospectus Supplement or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of the Shelf Prospectus or this Prospectus Supplement, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will (through incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 (File No. 333-256717) of which this Prospectus Supplement and the Shelf Prospectus form a part: (i) the documents listed under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and the Shelf Prospectus; (ii) powers of attorney from our directors and officers, as applicable; (iii) the consent of KPMG LLP; (iv) the consent of MNP LLP; (v) the Agency Agreement; (vi) the form of Purchase Agreement described under the heading “Plan of Distribution”, and (vii) the form of Warrant.
WHERE YOU CAN FIND MORE INFORMATION
The Corporation has filed a Registration Statement on Form F-10 (File No. 333-256717) with the SEC with respect to the Units offered pursuant to this Prospectus Supplement. This Prospectus Supplement, which constitutes a part of the Registration Statement, does not contain all of the information required to be contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement are available on EDGAR at www.sec.gov.
The Corporation is subject to the continuous disclosure requirements of applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the applicable securities regulators in Canada. The Corporation is also subject to the information requirements of the Exchange Act and files reports and information with the SEC. Under the MJDS adopted by the United States and Canada, documents and other information that the Corporation files with or furnishes to the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the Exchange Act, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the insider reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies, its financial statements may be prepared under IFRS rather than U.S. generally accepted accounting principles, and they may be audited under Canadian generally accepted auditing standards.

The Corporation’s reports and other information filed with or furnished to the SEC are available from EDGAR at www.sec.gov, as well as from commercial document retrieval services. A prospective purchaser may also read and download any public document that the Corporation has filed with the Canadian securities regulatory authorities under the Corporation’s profile on the SEDAR at www.sedar.com.
THE CORPORATION
The following summary of information about the Corporation does not contain all the information about the Corporation and its business that may be important to prospective investors. Prospective investors should carefully read the entire Prospectus Supplement and the Shelf Prospectus, including the sections titled “Risk Factors”, as well as the documents incorporated by reference herein and therein before making an investment decision.
VIQ delivers intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content is captured, secured, and transformed into actionable information. We believe that this combination along with segment specific Artificial Intelligence learning makes VIQ as the leader best positioned to disrupt and gain rapid market share.
VIQ’s innovative technology platform is made of four core software products using cloud, artificial intelligence, mobility, and cybersecurity cloud driven workflow for capture, manage, share, and create digital evidence and very specific documentation. The Corporation is driving the transformation of the highly secured evidentiary data and transcription industry from 0% to 80% via AI-human editors’ collaboration using an innovative patent-pending technology platform.
VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Corporation’s revenue is strategically segmented both by geographic and industry markets: 70% of the Corporation’s revenue is derived from the United States, 27% from Australia and a growing 3% from Europe, the Middle East, Africa and Canada.
VIQ serves a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:
•
21% of revenue is in criminal justice;

•
29% in legal;

•
23% in insurance; and

•
27% media, corporate finance, government and medical.

VIQ delivers its products and services to clients primarily through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, software as a service and managed services.
VIQ was incorporated pursuant to the Business Corporations Act (Alberta) on November 10, 2004, under the name “VIQ Solutions Inc.”. The Corporation was continued under the Business Corporations Act (Ontario) on April 14, 2017. The Corporation’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1. We are a reporting issuer in Canada in the provinces of Canada except for Québec.
For a further description of the Corporation and its business, see the sections entitled “Corporate Structure”, “General Development of the Business” and “Description of the Business” in the AIF as well as the Annual MD&A.
RECENT DEVELOPMENTS
Except as set out below, there have been no material developments in the business of the Corporation since the date of the Interim Financial Statements, which have not been disclosed in this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein and therein.
On July 26, 2021, the Corporation announced that it had entered into a partnership with Law In Order, a provider of end-to-end document and digital solutions to improve accessibility of information. The partnership includes VIQ Solutions professional recording and transcription services coupled with Law In Order’s eHearing and eArbitration services. The combined solution delivers evidence indexing, presentation and collaboration tools as well as immediate access to a live transcript feed for review within the courtroom or remote locations.
On July 30, 2021, the Corporation announced that the Common Shares were approved for listing on the Nasdaq. The Common Shares began trading on Nasdaq on August 12, 2021 under the symbol “VQS”.
On August 9, 2021, the Corporation announced its intention to complete a public offering of Common Shares in the United States and Canada. On August 12, 2021, the Corporation announced that it had elected not to proceed with the proposed public offering as a result of market conditions and no securities of the Corporation were issued at this time pursuant to this proposed public offering.
USE OF PROCEEDS
The net proceeds from the Offering to be received by the Corporation are estimated to be approximately US$16,399,999.53, after deducting the Placement Agent’s Fee of US$1,169,999.97 and the estimated expenses of the Offering of US$430,000.
The Corporation intends to use the net proceeds from the Offering as follows:
Use of Net Proceeds	Amount
Continuing development of product and service offerings	US$1,000,000
Potential future acquisitions	US$14,000,000
Working capital and general corporate purposes	US$1,399,999.53
Total	US$16,399,999.53
The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Management will have significant discretion and flexibility in applying the net proceeds from the Offering. Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See “Risk Factors”.
The Corporation intends to use approximately US$14.0 million of the net proceeds of the Offering to fund potential future acquisitions. In doing so, the Corporation intends to actively seek potential acquisitions on an ongoing basis.
The Corporation expects that it will use an aggregate of approximately US$1.0 million of the Offering for the development of its product and service offerings.
Business Objectives and Milestones
The Corporation’s primary business objective for the 12 months following the date of this Prospectus Supplement is to continue increasing its revenue and profitability through the pursuance of a growth strategy, which the Corporation expects will involve the use of proceeds disclosed above. Business objectives and milestones relating to each element of the Corporation’s anticipated growth strategy are described below:
Development of Product and Service Offerings
The Corporation intends to continue to advance its technology suite through research and development. Specifically, the Corporation intends to integrate the next level of artificial intelligence services into its product suite to provide for automated actions via knowledge graphing, machine learning and complex analytics. The Corporation further intends to develop its artificial intelligence to improve the quality and accessibility of captured data and better identify predictive insights. The Corporation anticipates that the acceleration of research and development efforts on its products and services will put the Corporation in a strong position to disrupt outdated transcription service models in the market. The Corporation expects that the cost of this research and development will be approximately $1.0 million, which the Corporation will fund from the net proceeds of the Offering.
Potential Future Acquisitions
The Corporation intends to continue to execute on its acquisition strategy. The Corporation intends to continue selectively pursuing strategic acquisitions that it believes can be effectively integrated with its technology platform to either enhance the Corporation’s profitability or expand the Corporation’s client base. As of the date of this Prospectus Supplement, the Corporation is evaluating a number of possible transactions in the transcription services industry and, following closing of the Offering, the Corporation expects that it will continue to evaluate possible transactions in this industry. The Corporation believes that its management’s past experience in M&A and other critical areas provides the Corporation with the necessary skills and experience to effectively identify and evaluate acquisition opportunities. The Corporation expects that M&A will continue to be a key component of its growth strategy for the foreseeable future. The Corporation plans to aggressively pursue M&A targets for the remainder of 2021 and onwards. The Corporation expects that any acquisitions it completes in 2021 will be at least partially funded from the proceeds of the Offering. Additionally, the Corporation intends to seek opportunities to establish partnerships and joint ventures, with the objective of accelerating the Corporation’s growth and expanding its global market presence. All potential future acquisitions, joint ventures and partnerships will be subject to satisfactory completion of comprehensive due diligence by the Corporation.
PLAN OF DISTRIBUTION
Pursuant to the Agency Agreement between us and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Units we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of Units or dollar amount, but the Placement Agent has agreed to use its best efforts to arrange for the sale of the Units under the Offering. The Units will be sold directly to the Purchasers at the Offering Price.
The Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to pay the Placement Agent the Placement Agent Fee equal to 6.5% of the gross proceeds from the Offering. We have agreed to reimburse the Placement Agent for (i) accountable legal expenses incurred by the Placement Agent in connection with the Offering in the amount of US$100,000, and (ii) non-accountable expenses in an amount not to exceed US$15,000. We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended and the Exchange Act.
The Purchase Agreement provides that our obligation to issue and sell the Units to the Purchasers is subject to the conditions set forth in the Purchase Agreement. The Purchasers’ obligations to purchase the Units is subject to the conditions set forth in the Purchase Agreement as well, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.
The Offering Price was determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Common Shares.
It is expected that the Closing Date will occur on September 15, 2021 or such later date as the Corporation, the Placement Agent and the Purchasers may agree. The Purchase Agreement provides that such agreement may be terminated by any Purchaser, as to such Purchaser’s obligations thereunder only and without any effect whatsoever on the obligations between the Corporation and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth trading day following the date of the Purchase Agreement.
The foregoing does not purport to be a complete statement of the terms and conditions of the Agency Agreement and the Purchase Agreement. Copies of the Agency Agreement and the form of Purchase

Agreement will be filed with the applicable securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.
The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Units pursuant to the Agency Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until the Placement Agent has completed its participation in the Offering.
The outstanding Common Shares are listed and posted for trading on the TSX and the Nasdaq under the symbol “VQS”. The Corporation has applied to list the Unit Shares and Warrant Shares for trading on the TSX and the Nasdaq. The listing of the Unit Shares and Warrant Shares on the TSX and the Nasdaq will be subject to the Corporation fulfilling of all of the requirements of the TSX and Nasdaq, respectively.
There is no established public trading market for the Warrants and the Corporation does not expect a market to develop, and Purchasers may not be able to resell the Warrants purchased under this Prospectus Supplement and the accompanying Shelf Prospectus. In addition, the Corporation does not intend to apply for listing of the Warrants on any securities exchange or other nationally recognized trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See “Risk Factors”.
The delivery of the Unit Shares to the Purchasers will be settled under the book-based system through the facilities of DTC, or by such other means as the Corporation and the Purchasers may agree. Unless otherwise determined by the Corporation and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Units are purchased. Certificates representing the Warrants will be in definitive form and available for delivery to purchasers at closing of the Offering.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
The Offering consists of the issuance of up to 4,235,294 Units for aggregate gross proceeds of up to US$17,999,999.50. Each Unit is comprised of (i) one Unit Share and (ii) one-half of one Warrant.
Common Shares
The Corporation’s authorized capital is made up of an unlimited number of Common Shares without par value. As of the date of this Prospectus Supplement, there were 25,618,324 Common Shares issued and outstanding as fully paid and non-assessable. The holders of Common Shares are entitled to: (i) vote at all shareholder meetings; (ii) dividends as and when declared by the board of directors of the Corporation; and (iii) receive the remaining property of the Corporation upon dissolution.
See “Description of Securities Being Distributed — Common Shares” in the Shelf Prospectus for a description of the material attributes and characteristics of the Common Shares.
Warrants
The Warrants issued under the Offering will be issued in certificated form. The following description is subject to the detailed provisions of the form of certificate for the Warrants (the “Warrant Certificate”). Reference should be made to the Warrant Certificate for the full text of attributes of the Warrants.
Each whole Warrant will entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of US$5.00 per share beginning on the six month anniversary of the date of issuance until 5:00 p.m. (Torontotime) five years following issuance of the Warrant, after which time the Warrant will be void and of no value. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Corporation a duly executed notice of exercise, thereby canceling all or a portion of such holder’s Warrants. The Warrants may be exercised on a “net” or “cashless” basis to the extent that the Corporation does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the Warrants. No fraction of a Warrant Share will be issued upon the exercise of a Warrant and no cash payment will be made in lieu thereof.
The exercise price and number of Warrant Shares issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting the Common Shares and the exercise price. Also, upon the Corporation receiving the prior written approval from the TSX (so long as the Warrant Shares are then listed on the TSX), the holders of the Warrants will also be permitted to participate in certain subsequent rights offering or special distributions by the Corporation, if any, in each case in accordance with the terms of the Warrant Certificates.
In connection with certain specified mergers, sales, business combinations, recapitalizations or similar events (a “Fundamental Transaction”), holders of the Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction.
There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants purchased under this prospectus supplement. The Warrant Certificate will also contain restrictions on the number of Warrant Shares that may be acquired by a holder of Warrants upon any exercise of the Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Warrant Shares upon exercise of such Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to the Corporation, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to the Corporation.
Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to the Corporation together with the appropriate instruments of transfer.
Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Common Shares, the holders of the Warrants do not have the rights or privileges of holders of our Common Shares, including any voting rights, until they exercise their Warrants.
The Corporation does not plan on making an application to list the Warrants on the TSX, Nasdaq, or any other securities exchange or other trading system.
CONSOLIDATED CAPITALIZATION
Since June 30, 2021, the date of the Interim Financial Statements, there have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis.
The following table represents the Corporation’s consolidated share and loan capitalization as at June 30, 2021, on a pro forma basis after giving effect to the Offering. This table should be read in conjunction with the Interim MD&A and Interim Financial Statements, including the notes thereto, which are incorporated by reference herein.
Share Capital	As at June 30, 2021 before giving effect to the Offering		As at June 30, 2021 after giving effect to the Offering
Common Shares		25,618,324		29,853,618
Stock Options – Legacy Plan		939,600(1)		939,600(1)
Deferred Share Units – Legacy Plan		66,667(2)		66,667(2)
Stock Options – Omnibus Equity Incentive Plan		790,086(3)		790,086(3)
Restricted Share Units – Omnibus Equity Incentive Plan		176,699(4)		176,699(4)
Warrants		nil		2,117,647
Debt	US$	13,607,818(5)	US$	13,607,818(5)

Notes:
(1)
Issued pursuant to the Corporation’s stock option plan originally approved by shareholders on December 23, 2004.

(2)
Issued pursuant to the Corporation’s deferred share unit plan originally approved by shareholders on June 17, 2015.

(3)
Issued pursuant to the Corporation’s stock option plan originally approved by shareholders on June 11, 2021.

(4)
Issued pursuant o the Corporation’s restricted share unit plan originally approved by shareholders on June 11, 2021

(5)
Comprised of US$11,887,950 owed to Crown Capital Funding Partner LP pursuant to a secured debt facility bearing interest at a rate of 10% payable quarterly and secured by a general security agreement covering all of the assets of the Corporation and other unsecured indebtedness of the Corporation.

PRIOR SALES
The table below sets forth the date on which, number of and prices at which the Corporation has issued Common Shares in the 12 months preceding the date of this Prospectus Supplement.
Common Shares
Date of Issuance	Security	Price Per Security		Number of Securities
September 16, 2020	Common Shares(1)	C$	2.20	2,500
November 26, 2020	Common Shares(2)	C$	4.25	4,705,900
December 31, 2020	Common Shares(3)	C$	2.70	390,003
January 12, 2021	Common Shares(4)	C$	2.60	140,165
January 22, 2021	Common Shares(4)	C$	2.60	28,033
January 29, 2021	Common Shares(4)	C$	2.60	491,402
February 2, 2021	Common Shares(4)	C$	2.06	450,000
February 11, 2021	Common Shares(1)	C$	1.20	33,333
February 11, 2021	Common Shares(1)	C$	2.10	35,000
February 11, 2021	Common Shares(1)	C$	1.30	90,000
February 11, 2021	Common Shares(1)	C$	1.20	16,667
February 22, 2021	Common Shares(4)	C$	3.24	5,372
February 22, 2021	Common Shares(4)	C$	3.24	808
February 22, 2021	Common Shares(4)	C$	3.24	2,686
February 22, 2021	Common Shares(4)	C$	3.24	5,412
February 23, 2021	Common Shares(1)	C$	2.20	3,333
June 14, 2021	Common Shares(5)		N/A	2,342
June 14, 2021	Common Shares(5)		N/A	1,168
June 14, 2021	Common Shares(5)		N/A	1,345
June 14, 2021	Common Shares(5)		N/A	4,371
June 14, 2021	Common Shares(5)		N/A	704,724
June 14, 2021	Common Shares(5)		N/A	3,168
June 14, 2021	Common Shares(5)		N/A	2,426
June 14, 2021	Common Shares(5)		N/A	901
June 14, 2021	Common Shares(5)		N/A	895
June 14, 2021	Common Shares(5)		N/A	3,346
June 14, 2021	Common Shares(5)		N/A	2,426
Total:				7,127,726

Notes:
(1)
Issued upon the exercise of outstanding stock options.

(2)
Issued pursuant to a bought deal offering of Common Shares.

(3)
Issued pursuant to the conversion of unsecured convertible notes bearing an annual interest rate of 10% at a conversion price of C$2.70 per Common Share.

(4)
Issued upon exercise of outstanding warrants.

(5)
Issued upon exercise of outstanding restricted share units.

The table below sets forth the date on which, number of and prices at which the Corporation has issued stock options in the 12 months preceding the date of this Prospectus Supplement.
Stock Options
Date of Issuance	Security	Exercise Price		Number of Securities
June 11, 2021	Stock Options(1)	C$	8.84	721,500
June 11, 2021	Stock Options(1)	C$	8.93	68,586
Total:				790,086

Note:
(1)
Issued pursuant to the Corporation’s omnibus equity incentive plan.

The table below sets forth the date on which, number of and prices at which the Corporation has issued restricted share units in the 12 months preceding the date of this Prospectus Supplement.
Restricted Share Units
Date of Issuance	Security	Number of Securities
June 11, 2021	Restricted Share Units(1)	998,378
Total:		998,378

Note:
(1)
Issued pursuant to the Corporation’s omnibus equity incentive plan.

TRADING PRICE AND VOLUME
The Common Shares are listed on the TSX and Nasdaq under the symbol “VQS”. Prior to January 21, 2021, the Common Shares were listed on the TSX Venture Exchange (the “TSXV”). The monthly high and low trading price and the total monthly volume for the Common Shares on the TSX and TSXV, as applicable, for the 12-month period preceding the date of this Prospectus Supplement are as set out in the chart below:
	High (C$)	Low (C$)	Volume
September 2020	4.15	3.60	134,862
October 2020	5.48	3.80	487,695
November 2020	5.22	3.99	892,950
December 2020	6.50	4.10	999,371
January 2021	8.24	5.42	798,977
February 2021	7.10	5.99	1,019,048
March 2021	7.01	6.02	967,647
April 2021	7.70	6.37	442,406
May 2021	9.79	8.00	2,163,794
June 2021	9.10	8.50	744,515
July 2021	9.05	7.86	552,733
August 2021	8.10	5.42	1,769,410
September 1 – 10, 2021	6.25	5.65	344,565

Source: TMX Data.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
Subject to the limitations and qualifications stated herein, the following is, as of the date of this Prospectus Supplement, a fair summary of certain of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) and the regulations promulgated thereunder (collectively, the “Tax Act”) to a purchaser who acquires, as beneficial owner, Units pursuant to the Offering and who, for purposes of the Tax Act and at all relevant times: (i) deals at arm’s length with the Corporation and the Placement Agent; (ii) is not affiliated with the Corporation or the Placement Agent, and (iii) acquires and holds the Unit Shares, Warrants and Warrant Shares as capital property. A holder who meets all of the foregoing requirements is referred to as a “Holder” in this summary, and this summary only addresses such Holders. Generally, the Unit Shares, Warrants and Warrant Shares will be considered to be capital property to a Holder provided that the Holder does not use or hold the Unit Shares, Warrants or Warrant Shares in the course of carrying on a business and such Holder has not acquired such Unit Shares, Warrants and Warrant Shares in one or more transactions considered to be an adventure or concern in the nature of trade.
This summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times: (i) is not resident or deemed to be resident in Canada, (ii) does not use or hold (and is not deemed to use or hold) the Unit Shares, Warrants or Warrant Shares in connection with a business carried on in Canada, and (iii) is not a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada (a “Non-Resident Holder”), and this portion of the summary only addresses such Non-Resident Holders. This part of the summary is not applicable to a Non-Resident Holder that is an insurer that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere or that is an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.
This summary is based on the facts set out in this Prospectus Supplement and the Shelf Prospectus, the provisions of the Tax Act in force as of the date hereof, and the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing by the CRA and publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or in the administrative policies or assessing practices of the CRA, whether by way of judicial, legislative or governmental decision or action. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.
This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Resident Holder, and no representations concerning the tax consequences to any particular Non-Resident Holder are made. The tax consequences of acquiring, holding and disposing of Unit Shares, Warrants and Warrant Shares will vary according to the Non-Resident Holder’s particular circumstances. Non-Resident Holders should consult their own tax advisors regarding the tax considerations applicable to them having regard to their particular circumstances.
In general, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Unit Shares, Warrants and Warrant Shares must be converted into Canadian dollars based on the applicable exchange rate quoted by the Bank of Canada for the relevant day or such other rate of exchange that is acceptable to the CRA.
Allocation of Purchase Price
Non-Resident Holders will be required to allocate the cost of each Unit on a reasonable basis between each Unit Share and one-half of a Warrant in order to determine their respective costs for purposes of the Tax Act.
Exercise of Warrants
The exercise of a Warrant to acquire a Warrant Share will not be deemed to constitute a disposition of property for the purposes of the Tax Act. Accordingly, no gain or loss will be realized by a Non-Resident

Holder upon the exercise of a Warrant to acquire a Warrant Share. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant (as of immediately before the exercise of the Warrant) and the exercise price paid for the Warrant Share. The Non-Resident Holder’s adjusted cost base of the Warrant Share so acquired will be determined by averaging such cost with the adjusted cost base (determined immediately before the acquisition of the Warrant Share, as the case may be) to the Non-Resident Holder of all Common Shares owned by the Non-Resident Holder as capital property immediately prior to such acquisition.
Taxation of Dividends
Dividends paid or credited or deemed to be paid or credited by the Corporation to a Non-Resident Holder will generally be subject to Canadian withholding tax at the rate of 25%, subject to any reduction in the rate of such withholding to which the Non-Resident Holder is entitled under an applicable income tax treaty between Canada and the country where the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the withholding tax rate in respect of a dividend paid to a Non-Resident Holder who is the beneficial owner of the dividend and is resident in the United States for purposes of, and entitled to full benefits under, the Treaty, is generally reduced to 15%. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the “MLI”), of which Canada is a signatory, affects many of Canada’s bilateral tax treaties, including the ability to claim benefits thereunder. Non-Resident Holders are urged to consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty or convention.
Disposition of Unit Shares, Warrants and Warrant Shares
A Non-Resident Holder will generally not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Unit Shares, Warrants or Warrant Shares unless such shares or warrants are “taxable Canadian property” of the Non-Resident Holder at the time of disposition and the Non-Resident Holder and the capital gain is not exempt from tax in Canada under the terms of an applicable income tax treaty between Canada and the country in which the Non-Resident Holder is resident.
Provided that the Common Shares are listed on a designated stock exchange (which currently includes the TSX and Nasdaq), the Unit Shares, Warrants and Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder at the time of their disposition unless, at any time during the 60-month period immediately preceding the disposition both of the following conditions are satisfied concurrently: (i) 25% or more of the issued shares of any class or series of the capital stock of the Corporation were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length, and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; and (ii) more than 50% of the fair market value of the Common Shares was derived, directly or indirectly, from one or any combination of (a) real or immoveable property situated in Canada, (b) “Canadian resource property” (as defined in the Tax Act), (c) “timber resource property” (as defined in the Tax Act), and (d) options in respect of, or interests in, or for civil law rights in, any such property, whether or not the property exists. A Non-Resident Holder’s Unit Shares, Warrants or Warrant Shares can also be deemed to be taxable Canadian property in certain circumstances set out in the Tax Act.
Non-Resident Holders whose Unit Shares, Warrants or Warrant Shares may be taxable Canadian property should consult their own tax advisors.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of certain U.S. federal income tax considerations generally applicable to a “U.S. Holder” of the ownership and disposition of the Unit Shares and Warrants acquired pursuant to this Offering and Warrant Shares acquired pursuant to the exercise of a Warrant. This summary addresses only holders who acquire and hold the Unit Shares, Warrant Shares and Warrants as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S, alternative minimum, unearned income “Medicare” contribution, estate or gift tax consequences of holding or disposing of Unit Shares, Warrant Shares or Warrants.

As used herein, the term “U.S. Holder” means any beneficial owner of Unit Shares, Warrant Shares or Warrants, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.
If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Unit Shares, Warrant Shares or Warrants, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Unit Shares, Warrant Shares or Warrants, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements and rulings of the Internal Revenue Service (“IRS”), judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax deferred accounts, persons that hold Unit Shares, Warrant Shares or Warrants as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Unit Shares, Warrant Shares or Warrants in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark to market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our shares by voting power or by value. Holders and prospective investors should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.
Prospective investors should consult their own tax advisors with respect to the tax considerations relevant to them, having regard to their own particular circumstances.
Treatment of Units
Each Unit is comprised of one Unit Share and one-half of one Warrant, each of which will be treated as a separate instrument for U.S. federal income tax purposes. The amount paid for a Unit must be allocated between the Unit Share and the one-half of one Warrant based on their respective fair market values at the time of the Offering, and the initial tax basis of each will equal the amount so allocated. For this purpose, the Corporation intends to allocate approximately US$4.1875 of the issue price of each Unit as consideration for the issue of each Unit Share and US$0.0625 of the issue price as consideration for the issue of each one-half of one Warrant.
Although the Corporation believes that its allocation is reasonable, the IRS is not bound by the Corporation’s allocation of the purchase price for the Units, and the IRS or a U.S. court may disagree with the allocation set forth herein. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Units purchased in the Offering. The holding period for the Unit Share and the Warrant will begin on the day after the date of acquisition.
The Warrants
Exercise of the Warrants
A U.S. Holder will generally not recognize gain or loss on the exercise of a Warrant and the related receipt of a Warrant Share. A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should generally be equal to the sum of (a) the U.S. Holder’s tax basis in such Warrant (as applicable) plus (b) the exercise price paid by the U.S. Holder. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should generally begin on the day after the date that the Warrant is exercised except in cases if we were determined to be a PFIC.
In certain circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrant is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.
Sale, Exchange or Other Taxable Disposition of the Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale, exchange or other taxable disposition of a Warrant in an amount equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such Warrant. Such gain or loss will be a long term capital gain or loss if the Warrant has been held for more than one year and will be short term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Lapse of the Warrants
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to its adjusted tax basis in the Warrant. Subject to the PFIC rules discussed below, any such loss should be a capital loss. Any capital loss recognized by a U.S. Holder will generally be treated as U.S. source loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.
Certain Adjustments to the Warrants
The number of Warrant Shares issuable upon exercise of a Warrant and/or the exercise price per Warrant may be adjusted in certain circumstances. For U.S. federal income tax purposes, an adjustment to the number of Warrants Shares that will be issued on the exercise of a Warrant, or an adjustment to the exercise price of a Warrant, may be treated as a constructive distribution to a U.S. Holder of the Warrant if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the earnings and profits or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). Subject to the PFIC rules discussed below, any constructive distributions generally will be taxable as a distribution, as described below under “The Shares — Distributions with respect to the Shares,” except that a U.S. Holder’s adjusted tax basis in its Warrant generally will be increased to the extent the distribution is treated as a dividend. However, adjustments to the exercise price of a Warrant made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of such Warrant generally will not be considered to result in a constructive distribution to a U.S. Holder of such Warrant. U.S. Holders should carefully review the conversion rate adjustment provisions and consult their own tax advisors with respect to the tax consequences of any such adjustment.
The Shares
Distributions with respect to the Shares
Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt (or constructive receipt) of distributions on the Unit Shares or the Warrant Shares (collectively, the “Shares”) (including amounts withheld to pay any Canadian withholding taxes). The Corporation does not intend to calculate its earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.
The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.
The Corporation believes that it is a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that it is not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the “dividends received” deduction ordinarily available to certain U.S. corporate shareholders.
Distributions on Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.
Sale, Exchange or Other Taxable Disposition of the Shares
Subject to the passive foreign investment company (“PFIC”) rules discussed below, upon a sale, exchange or other taxable disposition of a Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such Share. Such gain or loss will be a long-term capital gain or loss if the Share has been held for more than one year and will be short term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.
Passive Foreign Investment Company Rules
A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. The Corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation, the equity of which it owns, directly or indirectly, 25% or more (by value). We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Unit Shares, Warrants or Warrant Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Unit Shares or Warrant Shares, which are not available to U.S. Holders of Warrants, that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Unit Shares, Warrants or Warrant Shares and whether to make an election or protective election.
Required Disclosure with Respect to Foreign Financial Assets
Certain U.S. Holders are required to report information relating to an interest in Unit Shares, Warrants or Warrant Shares, subject to exceptions (including an exception for Unit Shares, Warrants or Warrant Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Unit Shares, Warrants or Warrant Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Unit Shares, Warrants, or Warrant Shares.
Information Reporting and Backup Withholding
Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the U.S. Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding on a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF UNIT SHARES, WARRANTS AND WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
RISK FACTORS
An investment in the Units is subject to a number of risks. Before deciding whether to invest in the Units, investors should consider carefully the risks factors set forth below and in the documents incorporated by reference in this Prospectus Supplement (including those discussed under the heading “Risk Factors” in the Shelf Prospectus and the AIF) and all of the other information in this Prospectus Supplement (including the documents incorporated by reference). The risks described herein are not the only risks that affect the Corporation. Other risks and uncertainties that the Corporation does not presently consider to be material, or of which the Corporation is not presently aware, may become important factors that affect the Corporation’s future financial condition and results of operations.
Risks Related to the COVID-19 Pandemic
The current COVID-19 pandemic could have a material adverse effect on the Corporation’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure.
The current COVID-19 pandemic crisis is evolving rapidly and could have a material adverse impact on our business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 outbreak has resulted in, among other things, border closures, severe travel restrictions, the temporary shutdown of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where we operate. Labor shortages due to illness, company or government-imposed isolation programs, or restrictions on the movement of personnel could result in a reduction or cessation of all or a portion of the Corporation’s operations.
The extent to which the COVID-19 pandemic may impact its business and activities will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the spread of the disease, the duration of the outbreak, new information which may emerge concerning the spread and severity of the coronavirus, actions taken by Canadian and U.S. authorities to manage this pandemic, the postponement, suspension, cancellation or rescheduling of sports leagues and sporting events, the impact of the pandemic on consumer and advertiser spending, and the ability or willingness of suppliers and vendors to provide products and services. If the coronavirus continues to spread at the current pace, disruption to consumer spending and trade could trigger a global recession.
The actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which the Corporation operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could cause continued interest rate volatility and could cause movements in the trading price of our Common Shares that could adversely impact our ability to raise capital.
Any of these developments, and others, could have a material adverse effect on the Corporation’s business, affairs, operations, results of operations, financial condition, liquidity, availability of credit and foreign exchange exposure. In addition, because of the severity and global nature of the COVID-19 pandemic, it is possible that estimates in our financial statements could change in the near term and the effect of any such changes could be material, which could result in, among other things, an impairment of non-current assets and a change in the expected credit losses on accounts receivable.
Risks Related to the Offering and the Common Shares
The Corporation has a history of operating losses and negative cash flows and may never achieve consistent profitability, which may adversely affect its ability to continue as a going concern. The Corporation’s issuance of additional equity securities could cause the Corporation’s shareholders to suffer significant dilution.
During the year ended December 31, 2020 and the three and six months ended June 30, 2021, the Corporation sustained net losses from operations and had negative cash flow from operating activities. To the extent that the Corporation experiences negative cash flow from operating activities in any future period, the Corporation may use all or a portion of the proceeds raised through an offering of securities under this Prospectus Supplement to fund such negative cash flow.
The Corporation may not have sufficient cash flow to adequately satisfy its liquidity requirements in the future. Failure to adequately satisfy the Corporation’s liquidity requirements may have a material adverse effect on the business, results of operations and financial position, and may adversely affect its ability to continue as a going concern. If the Corporation does not become consistently profitable, its accumulated deficit will grow larger, its cash balances will decline and the Corporation will require additional financing to continue operations. Any such financing may not be accessible on acceptable terms, if at all. If the Corporation cannot generate sufficient cash or obtain additional financing, the Corporation may be required to downsize its business or discontinue operations altogether.
If additional funds are raised through further issuances of equity securities, existing shareholders (including prospective investors) could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares. Any debt financing secured in the future could involve restrictive covenants relating to the Corporation’s capital raising activities and other financial and operational matters, which may make it more difficult for the Corporation to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Investment in the Units is speculative and involves a high degree of risk. You may lose your entire investment.
There is no guarantee that the Unit Shares, Warrants or Warrant Shares will earn any positive return in the short term or long term. A holding of Unit Shares, Warrants or Warrant Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Unit Shares, Warrants or Warrant Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
The Corporation has broad discretion in the use of the net proceeds from the Offering and may not use the net proceeds effectively.
The Corporation intends to use the net proceeds of the Offering to achieve its stated business objectives as set forth under “Use of Proceeds” in this Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of the Offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds” in this Prospectus Supplement, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and/or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.
There is no assurance of a liquid trading market for the Common Shares in the future.
Shareholders may be unable to sell significant quantities of Common Shares into the public trading markets at all or without a significant reduction in the price of their Common Shares. There can be no assurance that there will be sufficient liquidity of the Common Shares on any trading market, or that the Corporation will continue to meet the listing requirements of the TSX or Nasdaq or achieve listing on any other public listing exchange.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The Offering Price was determined by negotiation among the Corporation, the Purchasers and the Placement Agent, with reference to the market price of the Common Shares and other factors and may not be indicative of the price at which the Common Shares will trade following completion of the Offering.
The factors which may contribute to market price fluctuations of the Common Shares include the following:
•
actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

•
recommendations by securities research analysts;

•
changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

•
addition or departure of the Corporation’s executive officers and other key personnel;

•
release or expiration of transfer restrictions on outstanding Common Shares;

•
sales or perceived sales of additional Common Shares;

•
operating and financial performance that vary from the expectations of management, securities analysts and investors;

•
regulatory changes affecting the Corporation’s industry generally and its business and operations;

•
announcements of developments and other material events by the Corporation or its competitors;

•
fluctuations to the costs of vital production materials and services;

•
changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

•
significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

•
operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

•
news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

The Corporation may be unable to procure sufficient capital to fund its operations.
Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue its operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.
The Corporation has never declared or paid any cash dividends or distributions on the Common Shares, and does not anticipate paying any cash dividends on the Common Shares in the foreseeable future.
The Corporation has not declared or paid cash dividends on the Common Shares. The Corporation intends to retain future earnings to finance the operation, development, and expansion of the business. The Corporation does not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of the board of directors of the Corporation and will depend on the Corporation’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that the board of directors considers relevant.
There is no established public trading market for the Warrants
There is no established public trading market for the Warrants, and the Corporation does not expect such a market to develop. In addition, the Corporation does not plan on making an application to list the Warrants on the TSX, Nasdaq, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.
Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Corporation, prior to the exercise of their Warrants. In addition, the Warrants have an exercise price of US$5.00 per Warrant Share and expire five years following the date of issuance. If the price of the Common Shares does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.
DIVIDEND POLICY
The Corporation has never paid any dividends on its Common Shares. The Corporation does not intend to pay dividends on any of the Common Shares in the foreseeable future. In addition, the Corporation is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and in the future may be subject to contractual restrictions on the payment of dividends under certain debt instruments that it enters into.

LEGAL MATTERS
The matters referred to under “Certain Canadian Federal Income Tax Considerations” and certain matters relating to the Units will be passed upon on behalf of the Corporation by Dentons Canada LLP, the Corporation’s Canadian legal counsel. The matters referred to under “Certain U.S. Federal Income Tax Considerations” and certain matters relating to the Units will be passed upon on behalf of the Corporation by Dentons US LLP, the Corporation’s U.S. counsel. In addition, the Placement Agent is being represented in connection with the Offering by Manatt, Phelps & Phillips LLP, as to U.S. legal matters and TingleMerrett LLP, as to Canadian legal matters.
INTERESTS OF EXPERTS AND AUDITORS
As of the date of this Prospectus Supplement, the “designated professionals” (as such term is defined in Form 51-102F2 — Annual Information Form) of Dentons Canada LLP, as a group, of TingleMerrett LLP, as a group, of Dentons US LLP, as a group, and of Manatt, Phelps & Phillips, LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the issued and outstanding Common Shares.
The Corporation’s auditor is KPMG LLP and is located at Vaughan Metropolitan Centre, 100 New Park Place, Suite 1400, Vaughan, Ontario L4K 0J3. Such auditor is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP is an Independent Registered Accounting Firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board (United States).
The Corporation’s former auditor is MNP LLP and is located at 111 Richmond Street West, Suite 300, Toronto, Ontario M5H 2G4. MNP LLP has confirmed that it was, with respect to the Corporation, throughout the period of its engagement, independent in accordance with the Code of Professional conduct of the Chartered Professional Accountants of Ontario. On July 7, 2020, KPMG LLP replaced MNP LLP as the auditor of the Corporation.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar in respect of the Common Shares is TSX Trust Company located at 100 Adelaide Street W, Suite 301, Toronto, Ontario M5H 4H1.
STATUTORY RIGHT OF RESCISSION
Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to purchasers under U.S. law and purchasers may wish to consult with a U.S. lawyer for particulars of these rights.
In an offering of warrants, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages or consult with a legal adviser.

ENFORCEMENT OF CIVIL LIABILITIES
We are a corporation existing under the Business Corporations Act (Ontario), most of our directors and officers are residents of Canada or other jurisdictions outside the United States, many of the experts named in this Prospectus Supplement are resident outside the United States, and most or all of our assets and the assets of such persons are located outside the United States. We have appointed an agent for service of process in the United States (as set forth below), but it may be difficult for holders of our Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of our Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the U.S. federal securities laws.
We filed with the SEC concurrently with our Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the Units under this Prospectus Supplement.

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in each of the provinces of Canada, except Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permit the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but is not yet effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from VIQ Solutions Inc. at 5915 Airport Road, Suite 700, Mississauga, Ontario, L4V 1T1, telephone, (905) 948-8266, and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New IssueJune 10, 2021
VIQ Solutions Inc.
US$225,000,000
COMMON SHARES
PREFERRED SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS
UNITS
VIQ Solutions Inc. (the “Corporation” or “VIQ”) may from time to time offer and issue the following securities: (i) common shares (“Common Shares”); (ii) preferred shares of any series (“Preferred Shares”); (iii) senior or subordinated secured or unsecured debt securities (collectively, “Debt Securities”), including Debt Securities convertible or exchangeable into other securities of the Corporation; (iv) subscription receipts (“Subscription Receipts”); (v) warrants (“Warrants”); and (vi) units comprised of one or more of the other Securities (as defined herein) (“Units”, and together with the Common Shares, Preferred Shares, Debt Securities, Subscription Receipts and Warrants, the “Securities”), having an aggregate offering price of up to US$225,000,000, during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”).
VIQ is permitted, under a multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States (the “MJDS”), to prepare this Prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and thus may not be comparable to financial statements of United States companies.
The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Ontario, Canada, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in this Prospectus are, and the underwriters, dealers or agents named in any Prospectus Supplement may be, residents of a foreign country, and a substantial portion of the assets of the Corporation and said persons may be located outside of the United States.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
Prospective investors should be aware that the acquisition of the Securities may have tax consequences in Canada and the United States. Such consequences may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement, if any, with respect to a particular offering of Securities.
The specific variable terms of any offering of Securities by the Corporation will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Preferred Shares, the designation of the particular series, aggregate principal amount, the number of Preferred Shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of the Corporation or the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, whether such Debt Securities are secured or unsecured, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for the applicable Securities, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (v) in the case of Warrants, the designation, number and terms of the Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (vi) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including, in the case of Securities other than the Debt Securities (the “Equity Securities”), sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), including sales made directly on the Toronto Stock Exchange (the “TSX”) or other existing trading markets for such Equity Securities, and as set forth in an accompanying Prospectus Supplement. See “Plan of Distribution”.
All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
The Corporation may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents on a “best efforts” basis. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Corporation in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.
The outstanding Common Shares are listed on the TSX under the symbol “VQS” and also trade on the OTCQX® Best Market by OTC Markets Group (the “OTCQX”) under the symbol “VQSLF”. There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers may not be able to resell any Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors” below and the “Risk Factors” section of the applicable Prospectus Supplement.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.
No underwriter of the “at-the-market distribution” of Equity Securities, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Securities or Equity Securities of the same class as the Equity Securities distributed under the this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Equity Securities.
The Corporation’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.
The Securities are subject to certain risks. The risk factors included or incorporated by reference in this Prospectus should be carefully reviewed and considered by holders in connection with an acquisition of Securities. See “Notice to Readers — Forward-Looking Information” and “Risk Factors” in this Prospectus and in the AIF (as defined herein).

NOTICE TO READERS
About this Short Form Base Shelf Prospectus
We are an Ontario company that is a “reporting issuer” under Canadian securities laws in British Columbia, Alberta and Ontario. Upon issuance of a receipt for this short form base shelf prospectus, the Corporation will become a reporting issuer in each of the provinces of Canada other than Québec. Our Common Shares are traded in Canada on the TSX under the symbol “VQS”.
This Prospectus is a base shelf prospectus that we have filed with the securities commissions in each of the provinces of Canada expect for Québec in order to qualify the offering of the Securities described in this Prospectus in accordance with NI 44-102, and forms part of a registration statement on Form F-10 (the “Registration Statement”) that we filed with the Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), under the MJDS. If and when the Registration Statement is declared effective under the U.S. Securities Act, the Corporation will be required to file reports with the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).
Under this shelf registration process, we may sell any combination of the Securities described in this Prospectus in one or more offerings up to a total aggregate initial offering price of US$225,000,000. This Prospectus provides you with a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus we will provide a Prospectus Supplement that will contain specific information about the terms of that specific offering. The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the Prospectus Supplement. Each shelf prospectus supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the securities to which the shelf Prospectus Supplement pertains.
An investor should rely only on the information contained in this Prospectus (including the documents incorporated by reference herein) and is not entitled to rely on parts of the information contained in this Prospectus (including the documents incorporated by reference herein) to the exclusion of others. The Corporation has not authorized anyone to provide investors with additional or different information. The Corporation takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus. Information contained on, or otherwise accessed through, the Corporation’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.
The Corporation is not offering to sell the Securities in any jurisdictions where the offer or sale of the Securities is not permitted. The information contained in this Prospectus (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of delivery of this Prospectus or any of the Securities. The business, financial condition, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable securities laws.
This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities as described in one or more Prospectus Supplements.
The documents incorporated or deemed to be incorporated by reference herein contain meaningful and material information relating to the Corporation and readers of this Prospectus should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.
In this Prospectus and in any Prospectus Supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “VIQ” or the “Corporation”, refer to VIQ Solutions Inc. together with our subsidiaries on a consolidated basis.

Forward-Looking Information
This Prospectus contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Corporation’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Corporation’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein may include, but is not limited to, information relating to:
•
future distributions of the Corporation’s securities;

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the size and growth of the Corporation’s customer base;

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the methods by which the Corporation provides services to its clients;

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anticipated acceleration of growth and demand for VIQ’s services and technologies;

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anticipated acquisitions by the Corporation and expansion of the Corporation’s footprint;

•
the Corporation anticipating it will be able to satisfy its obligations as they become due during the next 12 months; and

•
the Corporation’s anticipated use of proceeds raised in connection with the offering of the Securities.

By identifying such information and statements in this manner, the Corporation is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Corporation to be materially different from those expressed or implied by such information and statements.
An investment in securities of the Corporation is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” on pages 12 to 20 of the Corporation’s annual information form dated April 30, 2021 (the “AIF”). Although the Corporation has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
In connection with the forward-looking information and forward-looking statements contained in this Prospectus, the Corporation has made certain assumptions, including, but not limited to:
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the Corporation ability to successfully consolidate acquired businesses with the Corporation’s existing operations;

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the Corporation ability to incorporate acquired technologies into its platform;

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the Corporation ability to realize synergies with acquired businesses;

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the customers of any acquired businesses remaining customers of the Corporation following the completion of an acquisition;

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the Corporation continuing to operate in compliance with regulatory requirements;

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the Corporation having sufficient working capital and, if necessary, being able to secure additional funding necessary for the continued operation and development of its business;

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the Corporation’s ability to successfully execute its business plan;

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the progress of the Corporation’s research and development efforts;

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future levels of commercial sales made by the Corporation;

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the Corporation’s ability to adequately manage its working capital requirements; and

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key personnel continuing their employment with the Corporation and the Corporation being able to obtain and retain additional qualified personnel, as needed, in a timely and cost efficient manner.

Although the Corporation believes that the assumptions and factors used in preparing, and the expectations contained in, the forward- looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this Prospectus are made as of the date of this Prospectus. All subsequent written and oral forward-looking information and statements attributable to the Corporation or persons acting on its behalf is expressly qualified in its entirety by this notice.
A number of risks, uncertainties and other factors could cause actual results to differ materially from the results discussed in the forward-looking information, including the factors discussed in the section entitled “Risk Factors” in this Prospectus.
CURRENCY PRESENTATION AND FINANCIAL INFORMATION
Unless otherwise indicated, all references to monetary amounts in Prospectus are denominated in US dollars. The financial statements of the Corporation incorporated herein by reference are reported in US dollars and are prepared in accordance with International Financial Reporting Standards.
DOCUMENTS INCORPORATED BY REFERENCE
The following documents filed by the Corporation with Securities Commissions or similar authorities in Canada are available under the Corporation’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into this Prospectus:
(a)
the AIF;

(b)
the audited consolidated financial statements (the “Audited Financial Statements”) of the Corporation as at December 31, 2020 and 2019 together with the notes thereto and the reports of independent auditors thereon;

(c)
the management’s discussion and analysis (“MD&A”) of the Corporation for the years ended December 31, 2020 and 2019;

(d)
the interim financial statements of the Corporation as at and for the three months ended March 31, 2021 and 2020, together with the notes thereto (the “Interim Financial Statements”);

(e)
the MD&A of the Corporation for the three months ended March 31, 2021 and 2020; and

(f)
the management information circular of the Corporation dated March 23, 2021 distributed in connection with the annual and special meeting of shareholders of the Corporation to be held on April 29, 2021 (the “2021 Circular”), other than any statement contained in the 2021 Circular to the extent that any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein subsequently filed after the 2021 Circular modifies or supersedes such a statement contained in the 2021 Circular.

Any documents of the type required by National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, including those types of documents referred to above and press releases issued by the Corporation specifically referencing incorporation by reference into this Prospectus, if filed by the Corporation with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished by the Corporation to the SEC after the date of this Prospectus, that document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement (as defined below) of which this

Prospectus forms a part (in the case of Form 6-K and Form 8-K, if and to the extent set forth therein). The Corporation may also incorporate other information filed with or furnished to the SEC under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), provided that information included in any report on Form 6-K or Form 8-K shall be so deemed to be incorporated by reference only if and to the extent expressly provided in such Form 6-K or Form 8-K.
A Prospectus Supplement containing the specific terms of any offering of our Securities will be delivered to purchasers of our Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of our Securities to which that Prospectus Supplement pertains.
Documents referenced in any of the documents incorporated by reference in this Prospectus but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus are not incorporated by reference in this Prospectus.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.
When we file a new annual information form, audited consolidated financial statements and related management discussion and analysis with and, where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed to no longer be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new interim financial statements will be deemed to no longer be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been, or will be, filed with the SEC as part of the Registration Statement (as defined below) of which this Prospectus forms a part: (1) the documents listed under “Documents Incorporated by Reference”; (2) the consent of KPMG LLP; (3) the consent of MNP LLP; and (4) powers of attorney from certain of the Corporation’s directors and officers. A copy of the form of any applicable warrant agreement or subscription receipt agreement will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.
ADDITIONAL INFORMATION
The Corporation has filed or will file with the SEC a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which forms part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. For further information with respect to the Corporation and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in or incorporated by reference into this Prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Corporation sells Securities under the Registration Statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in the Prospectus included in the Registration Statement.
Following the effectiveness of the Registration Statement, the Corporation will be subject to the information reporting requirements of the U.S. Exchange Act in addition to the applicable Canadian requirements and, in accordance therewith, will file reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Prospective investors may read and download any public document that the Corporation has filed with the securities commission or similar regulatory authority in each of the provinces of Canada on SEDAR at www.sedar.com. The reports and other information that will be filed and furnished by the Corporation with the SEC can be inspected on the SEC’s website at www.sec.gov. Unless specifically incorporated by reference herein, documents filed or furnished by the Corporation on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.
THE CORPORATION
The Corporation was incorporated pursuant to the Business Corporations Act (Alberta), on November 10, 2004 under the name “VIQ Solutions Inc.”. VIQ was continued under the Business Corporations Act (Ontario), on April 14, 2017.
The Corporation’s head and registered offices are located at 5915 Airport Road, Suite 700, Mississauga, Ontario L4V 1T1.
The Corporation is a “reporting issuer” under Canadian securities laws in British Columbia, Alberta and Ontario. Upon issuance of a receipt for this short form base shelf prospectus, the Corporation will become a reporting issuer in each of the provinces of Canada other than Québec. Its Common Shares are listed on the TSX under the trading symbol “VQS” and also trade on the OTCQX under the symbol “VQSLF”.

SUMMARY DESCRIPTION OF THE CORPORATION’S BUSINESS
Summary Description of Business
VIQ delivers intelligent automation, enhanced with human review, to drive transformation in the way evidentiary content is captured, secured, and transformed into actionable information. This combination along with segment specific Artificial Intelligence learning makes VIQ as the leader best positioned to disrupt and gain rapid market share.
VIQ’s innovative technology platform is made of four core software products using cloud, artificial intelligence, mobility, and cybersecurity cloud driven workflow for capture, manage, share, and create digital evidence and very specific documentation. The Corporation is driving the transformation of the highly secured evidentiary data and transcription industry from 0% to 80% via AI-human editors’ collaboration using an innovative patented technology platform.
VIQ operates worldwide with a network of partners including security integrators, audio-video specialists, and hardware and data storage suppliers. The Corporation’s revenue is strategically segmented both by geographic and industry markets: 70% of the Corporation’s revenue is derived from the United States, 27% from Australia and a growing 3% from Europe, the Middle East, Africa and Canada.
VIQ serves a growing customer base across a variety of vertical and horizontal markets, the primary of which are as follows:
21% of revenue is in criminal justice;
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29% in legal;

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23% in insurance; and

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27% media, corporate finance, government and medical.

VIQ delivers its products and services to clients primarily through a network of resellers and integrators, as well as through direct sales, offering a variety of deployment methodologies and business models to meet customer demand including software, software as a service or “SaaS” and managed services.
SHARE STRUCTURE
The authorized capital of the Corporation consists of an unlimited number of Common Shares. As of the date of this Prospectus, there were 24,893,638 Common Shares outstanding. The holders of Common Shares are entitled to one vote per Common Share at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event of a liquidation, dissolution or winding up of the Corporation.
All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other material restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.
CONSOLIDATED CAPITALIZATION
Since March 31, 2021, the date of the Interim Financial Statements, there have been no material changes to the Corporation’s share and loan capitalization on a consolidated basis. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on our share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

EARNINGS COVERAGE RATIOS
If, under this Prospectus and any applicable Prospectus Supplement, we offer Debt Securities having a term to maturity in excess of one year or Preferred Shares, the applicable Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Securities.
USE OF PROCEEDS
Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs, the continued development of the Corporation’s products and services, potential future acquisitions, future growth opportunities, joint ventures and licensing arrangements and continued investment in sales infrastructure. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.
Over the past two years the Corporation has increased its customer base by over 64% through organic growth from a customer base of 1,299 in 2018 to 2,126 at the end of 2020. Given VIQ’s growth, it up-listed to the TSX from the TSX Venture Exchange on January 21, 2021.
The core industries that support VIQ’s portfolio of services are experiencing disruption that will accelerate rapid growth and demand for both VIQ’s services and technologies. The foundation that VIQ has established is that its core technologies become a pipeline from which the VIQ will pass additional applications that will be delivered by both internal development, extensive ai partnership and M&A. This expansion is in order to meet market demand as VIQ’s expected addressable market pivots from an expected $8 billion currently to over $32 billion globally. The ability to respond to current market conditions to meet demand from both internal customer and new customers will evolve the overall market positioning of VIQ to be the leader in the digitization of the recorded word.
The Corporation plans to use the net proceeds of sales of Securities to fund growth and expansion in its core market, the United States and to accelerate growth in the Australian market. In order to continue organic growth from its existing customer base and to onboard new strategic customers in various jurisdictions, the Corporation’s growth plan also contemplates moving towards recurring SaaS accounts, supporting acquisitions through lowest cost liquidity, and improving productivity by migrating clients onto VIQ’s NetScribe platform, powered by aiAssist. VIQ intends to continue growing and diversifying its global footprint and to pursue a strategy of driving organic revenue growth through stepped-up investments in infrastructure including AI sales, marketing, finance and operations. In addition, the Corporation will continue to acquire new clients, contracts and acquisitions.
At this time, the Corporation is involved in discussions and preliminary due diligence with a number of possible targets. Generally, the nature of the targets’ business is on four key segments, Insurance, Criminal Justice, Courts and Media. These segments allow the Corporation to integrate its core technologies to provide end to end workflow solutions that would drive improved security and the complexity around security, improved efficiency and improved functionality to our customers. With this, it would also provide the Corporation with improved competitive advantage and overall margin gain. Each of these segments are tied to “domestic” requirements due to country specific data sovereignty laws prohibiting “offshore” labor”. The Corporation’s M&A targets will provide for both geographic expansion as well as technological advancements to accelerate Company growth.
M&A targets will become larger in size as the Corporation is prepared to acquire larger entities to expand its solutions portfolios. These new and larger targets will provide require more complex economic structure tied less to variable compensation due to the competitive nature of the current market and the overall health and size of the companies that the Corporation is targeting. As of the date hereof, the Corporation does not currently anticipate that any of the foregoing proposed acquisitions, if completed, would constitute a significant acquisition for the purposes of Part 8 of National Instrument 51-102 — Continuous Disclosure Obligations. There is no assurance any of these transactions will be completed.
The Corporation is positioned for aggressive organic and inorganic growth in all major business regions of the world. Organically, to compete the Corporation must accelerate both its technology and infrastructure.

This requires building presence throughout Africa, Europe and the UK to provide secure solutions that meet the requirements of the local data protection regulations. This also requires that the Corporation invest in technologies that allow its AI to comprehensively utilize the content that the Corporation has captured in order to build incremental solutions to our portfolios. These solutions require the next level of build out in the Corporation’s development from the perspective of complexity and resource.
The above-noted allocation represents the Corporation’s intention with respect to its use of proceeds based on current knowledge and planning by management of the Corporation (excluding potential contingencies and any deficiencies). Actual expenditures may differ from the estimates set forth above. There may be circumstances where, for sound business reasons, a reallocation may be deemed prudent or necessary. Pending actual expenditures, the Corporation may invest the funds in short-term, investment grade, interest-bearing securities, in government securities or in bank accounts at the discretion of management. The Corporation cannot predict whether the proceeds invested will yield a favourable return. See “Risk Factors”.
Financial Condition
As of March 31, 2021, the Corporation had estimated working capital of approximately $14,039,847 comprised of: (i) $16,020,297 in cash; (ii) $5,717,315 in trade and other receivables; (iii) $58,732 in inventory; and (iv) $442,761 in prepaid expenses net of aggregate current liabilities of $8,199,258.
The Corporation anticipates that its cash flow from operations, current working capital and available cash resources will provide sufficient liquidity to support its ongoing business operations and satisfy its obligations as they become due during the 12 months following the date of this Prospectus. The Corporation will require external funding to support future accretive acquisitions, depending on the size and timing of such acquisitions.
DESCRIPTION OF SECURITIES BEING DISTRIBUTED
Common Shares
The following sets forth certain general terms and provisions of the Common Shares. The particular terms and provisions of the Common Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Common Shares, will be described in the applicable Prospectus Supplement. The Common Shares may be sold separately or together with any Securities, or on conversion or exchange of any such Securities.
The holders of Common Shares are entitled to vote at all meetings of the shareholders of the Corporation either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Corporation, and the distribution of the residual assets of the Corporation in the event a dissolution of the Corporation.
All Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other disposition of the assets of the Corporation among its shareholders for the purpose of winding up its affairs after the Corporation has paid out its liabilities. The Common Shares are not subject to any call or assessment rights, any pre-emptive rights, any conversion or any exchange rights. The Common Shares are not subject to any redemption, retraction, purchase for cancellation, surrender, sinking or purchase fund provisions. Additionally, the Common Shares are not subject to any provisions permitting or restricting the issuance of additional securities and any other materials restrictions or any provisions requiring a securityholder to contribute additional capital to the Corporation.
Preferred Shares
The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such

Preferred Shares, will be described in the applicable Prospectus Supplement. One or more series of Preferred Shares may be sold separately or together with any Securities under this Prospectus, or on conversion or exchange of any such Securities.
The Corporation is not currently authorized to issue Preferred Shares. Subject first to obtaining all necessary corporate, shareholder and regulatory approvals, it is proposed that the Preferred Shares will be issued from time to time in one or more series, and that the Corporation’s board of directors will be authorized to fix, before the issuance thereof, the number of Preferred Shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series, including, without limitation, any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining such dividends, the dates of payment thereof, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Corporation, any sinking fund or other provisions, the whole to be subject to the issuance of a certificate of amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of the series.
The Preferred Shares of each series may, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares. If any amount of cumulative dividends (whether or not declared) or declared non-cumulative dividends or any amount payable on any such distribution of assets constituting a return of capital in respect of the Preferred Shares of any series is not paid in full, the Preferred Shares of such series shall participate rateably with the Preferred Shares of every other series in respect of all such dividends and amounts.
This section describes the general terms that will apply to any Preferred Shares being offered. The terms and provisions of any Preferred Shares offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Preferred Shares that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the offering price of the Preferred Shares;

(b)
the title and designation of number of shares of the series of Preferred Shares;

(c)
the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from when dividends will begin to accumulate;

(d)
any conversion or exchange features or rights;

(e)
whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights;

(f)
any liquidation rights;

(g)
any sinking fund provisions;

(h)
any voting rights;

(i)
whether the Preferred Shares will be issued in fully registered or “book-entry only” form;

(j)
any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and

(k)
any other specific terms.

Debt Securities
The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with any Securities under this Prospectus, or on conversion or exchange of any such Securities. The Corporation’s ability to issue, redeem or repurchase Debt Securities is restricted by the Credit Agreement between the Corporation and Crown Capital Partner Funding, LP (as amended, restated, supplemented, or otherwise modified from time to time the “Credit Facility”), dated as of November 28, 2018, as amended by the First Amendment to Credit Agreement, dated as of March 29, 2019, as further amended by the Second Amendment to Credit Agreement, dated as of April 30, 2019, and as further amended by the Third Amendment to Credit Agreement, dated January 31, 2020. See “Risk Factors”.
Priority & Security
Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be direct secured or unsecured obligations of the Corporation. The Debt Securities will be senior or subordinated indebtedness of the Corporation as described in the applicable Prospectus Supplement. If the Debt Securities are unsecured senior indebtedness, they will (i) rank equally and rateably in right of payment with all other unsecured indebtedness of the Corporation from time to time issued and outstanding which is not subordinated to the Debt Securities, (ii) rank senior in right of payment to any and all indebtedness of the Corporation that is subordinated to the Debt Securities, and (iii) be effectively subordinated to all existing and future secured indebtedness of the Corporation to the extent of the assets securing such indebtedness. If the Debt Securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Corporation as described in the applicable Prospectus Supplement, and may rank equally and rateably with, or may be subordinated to other subordinated indebtedness of the Corporation from time to time issued and outstanding, all as described in the applicable Prospectus Supplement. The Corporation reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated Debt Securities is subordinated to any other series of subordinated Debt Securities.
The board of directors of VIQ may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.
Terms of the Debt Securities
The Debt Securities may be issued under one or more indentures between the Corporation and a financial institution to which the Trust and Loan Companies Act (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee and one or more other trustees or co-trustees. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against the Corporation if it defaults on its obligations under the indenture. Second, the trustee performs certain administrative duties for the Corporation. The aggregate principal amount of Debt Securities that may be issued under each indenture will be unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by the Corporation will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.
The Corporation may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these Securities at a discount below their stated principal amount. The Corporation may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Corporation will describe certain Canadian federal income tax consequences and other special considerations in the applicable Prospectus Supplement. No person will guarantee the Corporation’s obligation to pay principal, interest, if any, or any other amounts owing under any Debt Securities issued by the Corporation.
Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our board of directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date. Unless otherwise indicated in the applicable Prospectus Supplement, we may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. In addition, to the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Debt Securities. Those terms may include some or all of the following:
(a)
the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b)
the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c)
the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable;

(d)
whether such Debt Securities will be senior or subordinated and, if subordinated, the applicable subordination provisions;

(e)
whether such Debt Securities will be secured or unsecured;

(f)
the percentage of the principal amount at which such Debt Securities will be issued;

(g)
the date or dates when such Debt Securities will mature;

(h)
the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(i)
the dates when any such interest will be payable and the record dates for such payments;

(j)
any redemption term or terms under which such Debt Securities may be defeased;

(k)
whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(l)
the place or places where principal, premium and interest will be payable;

(m)
any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of debt securities to be due and payable;

(n)
the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(o)
any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(p)
the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(q)
governing law;

(r)
any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(s)
if other than the Corporation or the trustee, the identity of each registrar and/or paying agent;

(t)
if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(u)
if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(v)
if the Debt Securities are to be convertible or exchangeable into other securities of the Corporation, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(w)
any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for an equal aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Modifications
We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Subscription Receipts
Subscription Receipts may be offered separately or together with any Securities. Subscription Receipts will be issued under a subscription receipt agreement (a “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
Terms of the Subscription Receipts
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement and Subscription Receipt Agreement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific Subscription Receipts being offered for the complete terms of the Subscription Receipts.
Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares, Warrants or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Corporation. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an Escrow Agent or other agent pending the completion of the transaction or the termination time (the time when the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscriptions Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered and is not intended to be complete. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the number of Subscription Receipts;

(b)
the price at which the Subscription Receipts will be offered;

(c)
conditions (the “Release Conditions”) for the exchange of Subscription Receipts into Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d)
the procedures for the exchange of the Subscription Receipts into the applicable Securities;

(e)
the number of Securities to be exchanged for each Subscription Receipt;

(f)
procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(g)
the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(h)
the dates or periods during which the Subscription Receipts may be exchanged into Securities;

(i)
the identity of the Escrow Agent;

(j)
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(k)
the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)
the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Securities that may be exchanged upon conversion of each Subscription Receipt;

(m)
the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n)
the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o)
any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts. Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Warrants
The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants exercisable for the purchase of Common Shares, Debt Securities or other Securities. Warrants may be issued independently or together with other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants will be issued under a warrant indenture or agreement between us and a warrant agent that we will name in the applicable Prospectus Supplement.
Terms of the Warrants
This summary of some of the provisions of the Warrants is not complete, the applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement. A copy of the warrant agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.
Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.
This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the designation of the Warrants;

(b)
the aggregate number of Warrants offered and the offering price;

(c)
the designation, number and terms of the Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d)
the exercise price of the Warrants;

(e)
the dates or periods during which the Warrants are exercisable;

(f)
the designation and terms of any securities with which the Warrants are issued;

(g)
any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(h)
if the Warrants are issued as a Unit with another Security, the date on and after when the Warrants and the other Security will be separately transferable;

(i)
whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j)
any minimum or maximum amount of Warrants that may be exercised at any one time;

(k)
whether the Warrants will be issued in fully registered or global form;

(l)
whether such Warrants will be listed on any securities exchange;

(m)
the currency or currency unit in which the exercise price is denominated;

(n)
any rights, privileges, restrictions and conditions attaching to the Warrants;

(o)
the material income tax consequences of owning, holding and disposing of the Warrant; and

(p)
any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new Warrant certificates of different denominations at the office indicated in the Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.
Modifications
We may amend any Warrant agreement and the Warrants without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.
Enforceability
The Warrant agent will act solely as our agent. The Warrant agent will not have any duty or responsibility if we default under the Warrant agreements or the Warrant certificates, if applicable. A Warrant holder may, without the consent of the Warrant agent, enforce, by appropriate legal action on its own behalf, the holder’s right to exercise the holder’s Warrants.
Units
The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The Unit agreement under which a Unit is issued, if applicable, may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.
Terms of the Units
Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:
(a)
the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b)
any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c)
how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d)
the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e)
the securities exchange(s) on which such Units will be listed, if any;

(f)
whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g)
any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the unit agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Units.
Modifications
We may amend the Unit agreement, if applicable, and the Units, without the consent of the holders of the Units, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. Other amendment provisions will be as indicated in the applicable Prospectus Supplement.
OTHER MATTERS RELATING TO THE SECURITIES
General
The Securities may be issued in fully registered certificated form or in book-entry only form.
Certificated Form
Securities issued in certificated form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.
DRS Statements
Securities issued in direct registration system statement (“DRS Statement”) form will be registered in the name of the purchaser or its nominee on the registers maintained by our transfer agent and registrar or the applicable trustee.
Book-Entry Only Form
Securities issued in “book-entry only” form must be purchased, transferred or redeemed through participants in a depository service of a depository identified in the Prospectus Supplement for the particular offering of Securities. Each of the underwriters, dealers or agents, as the case may be, named in the Prospectus Supplement will be a participant of the depository. On the closing of a book-entry only offering, we will cause a global certificate or certificates or an electronic deposit representing the aggregate number of Securities subscribed for under such offering to be delivered to or deposited with, and registered in the name of, the depository or its nominee. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from us or the depository evidencing that purchaser’s ownership thereof, and no purchaser will be shown on the records maintained by the depository except through a book-entry account of a participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the registered dealer from which the Securities are purchased in accordance with the practices and procedures of such registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. The depository will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the Securities. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

If we determine, or the depository notifies us in writing, that the depository is no longer willing or able to properly discharge its responsibilities as depository with respect to the Securities and we are unable to locate a qualified successor, or if we at our option elect, or are required by law, to terminate the book-entry system, then the Securities will be issued in certificated form to holders or their nominees.
Transfer, Conversion or Redemption of Securities
Certificated Form
Transfer of ownership, conversion or redemptions of Securities held in certificated form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or certificates representing such Securities, as applicable.
DRS Statement
Transfer of ownership, conversion or redemptions of Securities held in DRS Statement form will be effected by the registered holder of the Securities in accordance with the requirements of our transfer agent and registrar and the terms of the agreement, indenture or DRS Statements representing such Securities, as applicable.
Book-Entry Only Form
Transfer of ownership, conversion or redemptions of Securities held in book-entry only form will be effected through records maintained by the depository or its nominee for such Securities with respect to interests of participants, and on the records of participants with respect to interests of persons other than participants. Holders who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities may do so only through participants. The ability of a holder to pledge a Security or otherwise take action with respect to such holder’s interest in a Security (other than through a participant) may be limited due to the lack of a physical certificate.
Payments and Notices
Certificated Form
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.
DRS Statement
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us, and any notices in respect of a Security will be given by us, directly to the registered holder of such Security, unless the applicable agreement, indenture or certificate in respect of such Security provides otherwise.
Book-Entry Only Form
Any payment of principal, a redemption amount, a dividend or interest (as applicable) on a Security will be made by us to the depository or its nominee, as the case may be, as the registered holder of the Security and we understand that such payments will be credited by the depository or its nominee in the appropriate amounts to the relevant participants. Payments to holders of Securities of amounts so credited will be the responsibility of the participants.
As long as the depository or its nominee is the registered holder of the Securities, the depository or its nominee, as the case may be, will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. In such circumstances, our responsibility and liability in respect of notices or payments on the Securities is limited to giving or making payment of any principal, redemption, dividend or interest (as applicable) due on the Securities to the depository or its nominee. Each holder must rely on the procedures of the depository and, if such holder is not a participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights with respect to the Securities.
We understand that under existing industry practices, if we request any action of holders or if a holder desires to give any notice or take any action which a registered holder is entitled to give or take with respect to any Securities issued in book-entry only form, the depository would authorize the participant acting on behalf of the holder to give such notice or to take such action, in accordance with the procedures established by the depository or agreed to from time to time by us, any trustee and the depository. Accordingly, any holder that is not a participant must rely on the contractual arrangement it has directly or indirectly through its financial intermediary with its participant to give such notice or take such action.
We, the underwriters, dealers or agents and any trustee identified in a Prospectus Supplement relating to an offering of Securities in book-entry only form, as applicable, will not have any liability or responsibility for: (i) records maintained by the depository relating to beneficial ownership interests of the Securities held by the depository or the book-entry accounts maintained by the depository; (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership; or (iii) any advice or representation made by or with respect to the depository and contained in the Prospectus Supplement or in any indenture relating to the rules and regulations of the depository or any action to be taken by the depository or at the directions of the participants.
PLAN OF DISTRIBUTION
The Corporation may sell Securities offered by this Prospectus for cash or other consideration: (i) to or through underwriters, dealers, placement agents or other intermediaries; (ii) directly to one or more purchasers; or (iii) in connection with acquisitions of assets or shares of another entity or company. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including, in the case of Equity Securities, sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for such Equity Securities, and as set forth in an accompanying Prospectus Supplement. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to the Corporation.
Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law, which includes sales made directly on an existing trading market for the Common Shares, or sales made to or through a market maker other than on an exchange.
In connection with any offering of the Securities, subject to applicable laws and other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions that stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
No underwriter of the “at-the-market distribution” of Equity Securities, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Equity Securities or Equity Securities of the same class as the Equity Securities distributed under the this Prospectus, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the Equity Securities.
If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.
The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commission payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
Each issue by the Corporation of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Preferred Shares, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.
In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to investors of acquiring, owning and disposing of any of our Securities offered thereunder. The applicable Prospectus Supplement may, but will not be required to, also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our Securities offered thereunder. Investors should read the tax discussion in any Prospectus Supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.
PRIOR SALES
Information in respect of prior sales of the Common Shares or other Securities distributed under this Prospectus and for securities that are convertible or exchangeable into Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares or other Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME
Trading price and volume of the Corporation’s securities will be provided as required for all of our listed securities, as applicable, in each Prospectus Supplement to this Prospectus.
RISK FACTORS
The Securities are subject to certain risks. When evaluating the Corporation and its business, potential holders of the Securities should consider carefully the information set out in this Prospectus and the risks described below and in the documents incorporated by reference in this Prospectus, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which are incorporated by reference herein. The risks described below and in the AIF are not the only ones facing the Corporation. Additional risks not currently known to the Corporation, or that the Corporation currently deems immaterial, may also impair the Corporation’s operations. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks. If any of the risks described below or in the AIF actually occur, the Corporation’s business, financial condition and operating results could be adversely affected. Investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and consult with their professional advisors to assess any investment in the Corporation. Additional risks and uncertainties not presently known to the Corporation or that the Corporation currently deems immaterial may also impair the Corporation’s business operations.
A positive return on Securities is not guaranteed.
There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.
The Corporation has broad discretion to use the net proceeds from an offering.
The Corporation intends to use the net proceeds raised under this Prospectus to achieve its stated business objectives as set forth under “Use of Proceeds” in this Prospectus and any applicable Prospectus Supplement. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient as well as the timing of expenditures. As a result, investors will be relying on the judgment of management as to the application of the remaining proceeds of an offering. Management may use the remaining proceeds of an offering in ways that an investor may not consider desirable. The results and effectiveness of the application of the remaining proceeds are uncertain. The application of the proceeds to various items may not necessarily enhance the value of the Common Shares. The failure to apply the net proceeds as set forth under “Use of Proceeds” in this Prospectus and any applicable Prospectus Supplement, or the failure of the Corporation to achieve its stated business objectives set forth in such section, could adversely affect the Corporation’s business, financial condition and / or operating results and, consequently, could adversely affect the price of the Common Shares on the open market.
There is no assurance of a sufficient liquid trading market for the Corporation’s Common Shares in the future.
Shareholders of the Corporation may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Corporation’s Common Shares on the trading market, and that the Corporation will continue to meet the listing requirements of the TSX or the OTCQX, or achieve listing on any other public listing exchange.
There is currently no market through which the Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units may be sold.
There is currently no market through which our securities, other than our Common Shares, may be sold and, unless otherwise specified in the applicable Prospectus Supplement, our Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will not be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Preferred Shares, Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of our Securities, other than our Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for our Securities, other than our Common Shares, will develop or, if developed, that any such market, including for our Common Shares, will be sustained.
The market price for the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Corporation’s control.
The factors which may contribute to market price fluctuations of the Common Shares include the following:
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actual or anticipated fluctuations in the Corporation’s quarterly results of operations;

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recommendations by securities research analysts;

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changes in the economic performance or market valuations of companies in the industry in which the Corporation operates;

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addition or departure of the Corporation’s executive officers and other key personnel;

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release or expiration of transfer restrictions on outstanding Common Shares;

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sales or perceived sales of additional Common Shares;

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operating and financial performance that vary from the expectations of management, securities analysts and investors;

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regulatory changes affecting the Corporation’s industry generally and its business and operations;

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announcements of developments and other material events by the Corporation or its competitors;

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fluctuations to the costs of vital production materials and services;

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changes in global financial markets and global economies and general market conditions, such as interest rates and price volatility;

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significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Corporation or its competitors;

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operating and share price performance of other companies that investors deem comparable to the Corporation or from a lack of market comparable companies; and

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news reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Corporation’s industry or target markets.

Debt Securities may be unsecured and rank equally in right of payment with all of our other future unsecured debt.
The Debt Securities may be unsecured and rank equally in right of payment with all of our other existing and future unsecured debt. The Debt Securities may be effectively subordinated to all of our existing and future secured debt to the extent of the assets securing such debt. If we are involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would, to the extent of the value of the assets securing the secured debt, be paid before the holders of unsecured debt securities, including the debt securities. In that event, a holder of Debt Securities may not be able to recover any principal or interest due to it under the Debt Securities.
In addition, the collateral, if any, and all proceeds therefrom, securing any Debt Securities may be subject to higher priority liens in favor of other lenders and other secured parties which may mean that, at any time that any obligations that are secured by higher ranking liens remain outstanding, actions that may be taken in respect of the collateral (including the ability to commence enforcement proceedings against the collateral and to control the conduct of such proceedings) may be at the direction of the holders of such indebtedness.

Debt Securities may be subordinate to existing or future indebtedness.
The Debt Securities may be subordinate to existing or future indebtedness of the Corporation. After issuing Debt Securities, the Corporation may incur additional debt or liabilities (including senior indebtedness). If Debt Securities are subordinate to existing or future senior indebtedness of the Corporation, the principal and interest of such Debt Securities may only be payable if no event of default exists under the Corporation’s senior indebtedness immediately before or after such payment is due and all other terms of such senior indebtedness have been complied with.
There are restrictions on our ability to issue Debt Securities.
The Credit Facility restricts the Corporation’s ability to issue, redeem or repurchase Debt Securities. The Credit Facility expires on November 28, 2023, following when the Corporation may enter into a new credit facility with one or more lenders. The terms of any new credit facility may contain additional restrictions on the Corporation’s ability to issue, redeem or repurchase outstanding Debt Securities. The nature and extent of such restrictions is not currently known to the Corporation and cannot be predicted.
The Corporation cannot guarantee that it will be able to procure sufficient capital.
Should the Corporation’s costs and expenses prove to be greater than currently anticipated, or should the Corporation change its current business plan in a manner that will increase or accelerate its anticipated costs and expenses, the depletion of its working capital would be accelerated. To the extent it becomes necessary to raise additional cash in the future as its current cash and working capital resources are depleted, the Corporation will seek to raise it through the public or private sale of assets, debt or equity securities, the procurement of advances on contracts, debt financing or short-term loans, or a combination of the foregoing. The Corporation may also seek to satisfy indebtedness without any cash outlay through the private issuance of debt or equity securities. The Corporation cannot guarantee that it will be able to secure the additional cash or working capital it may require to continue our operations. Failure by the Corporation to obtain additional cash or working capital on a timely basis and in sufficient amounts to fund its operations or to make other satisfactory arrangements may cause the Corporation to delay or indefinitely postpone certain of its activities, including potential acquisitions, or to reduce or delay capital expenditures, sell material assets, seek additional capital (if available) or seek compromise arrangements with its creditors. The foregoing could materially and adversely impact the business, operations, financial condition and results of operations of the Corporation.
The Corporation may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Corporation.
In order to maintain its current status as a foreign private issuer, a majority of the Corporation’s Common Shares must be either directly or indirectly owned of record by non-residents of the United States unless the Corporation also satisfies one of the additional requirements necessary to preserve this status. The Corporation may in the future lose its foreign private issuer status if a majority of the Common Shares are owned of record in the United States and the Corporation fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to the Corporation under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs the Corporation incurs as a Canadian foreign private issuer eligible to use MJDS. If the Corporation is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer.
INTERESTS OF EXPERTS
Certain legal matters related the securities offered under this Prospectus will be passed upon on our behalf by McMillan LLP, with respect to matters of Canadian law. The partners and associates of McMillan LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Corporation.
The Corporation’s auditor is KPMG LLP and is located at Vaughan Metropolitan Centre, 100 New Park Place, Suite 1400, Vaughan, Ontario L4K 0J3. Such auditor is independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations. KPMG LLP is an Independent Registered Accounting Firm in accordance with the securities acts administered by the SEC and the applicable rules and regulations thereunder and the requirements of the Public Company Accounting Oversight Board (United States).
The Corporation’s former auditor is MNP LLP and is located at 111 Richmond Street West, Suite 300, Toronto, Ontario, M5H 2G4. MNP LLP has confirmed that it was, with respect to the Corporation, throughout the period of its engagement, independent in accordance with the Code of Professional conduct of the Chartered Professional Accountants of Ontario. On July 7, 2020, KPMG LLP replaced MNP LLP as the auditor of the Corporation.
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and the experts named under “Interests of Experts” herein are resident outside of the United States and a substantial portion of the Corporation’s assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws.
The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under the Registration Statement.
STATUTORY RIGHT OF RESCISSION
Unless provided otherwise in a Prospectus Supplement, the following is a description of a purchaser’s statutory rights. Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revision of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. However, purchasers of Equity Securities distributed under an at-the-market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Equity Securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to the Equity Securities purchased by such purchaser because the Prospectus, Prospectus Supplement, and any amendment relating to the Equity Securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI 44-102.
Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Equity Securities distributed under an at-the-market distribution by the Corporation may have against the Corporation or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the Prospectus, Prospectus Supplement, and any amendment relating to Equity Securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the Prospectus referred to above.
A purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.
Original purchasers of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation (unless the Securities are reasonably regarded by the Corporation as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Corporation in respect of the conversion, exchange or exercise of such Securities. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive, upon surrender of the underlying securities, the amount paid for the applicable convertible, exchangeable or exercisable Securities (and any additional amount paid upon conversion, exchange or exercise) in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of such Securities under this Prospectus and the applicable Prospectus Supplement.
In an offering of Securities which are convertible, exchangeable or exercisable for other securities of the Corporation, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in this Prospectus, the relevant Prospectus Supplement or an amendment thereto is limited, in certain provincial and territorial securities legislation, to the price at which the Securities which are convertible, exchangeable or exercisable for other securities of the Corporation are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces and territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages, or consult with a legal adviser.
Purchaser’s rights and remedies under applicable securities legislation against the dealer underwriting or acting as an agent for the Corporation in an at-the-market distribution will not be affected by that dealer’s decision to effect the distribution directly or through a selling agent.